SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

EVO TRANSPORTATION & ENERGY SERVICES, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

None
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

March 2, 2018
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 66.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 1,000,000 shares of common stock (“Common Stock”) of EVO Transportation & Energy Services, Inc. held by the Reporting Persons as community property under the laws of the State of Arizona and over which they share voting and dispositive power.

(2)
Includes 1,000,000 shares of Common Stock and 1,000,000 warrants to purchase one share of Common Stock at an exercise price of $2.50 per share (the “Warrants”) held by the Reporting Persons as community property under the laws of the State of Arizona and over which they share voting and dispositive power.

(3)
The percentage indicated is based upon 3,012,326 shares of Common Stock outstanding as of March 2, 2018 and includes the 1,000,000 shares of Common Stock underlying the Warrants. The number of shares outstanding was determined based on information provided in the Subscription Agreement (as defined herein).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 66.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,000,000 shares of Common Stock held by the Reporting Persons as community property under the laws of the State of Arizona and over which they share voting and dispositive power.

(2)
Includes 1,000,000 shares of Common Stock and 1,000,000 Warrants held by the Reporting Persons as community property under the laws of the State of Arizona and over which they share voting and dispositive power.

(3)
The percentage indicated is based upon 3,012,326 shares of Common Stock outstanding as of March 2, 2018 and includes the 1,000,000 shares of Common Stock underlying the Warrants. The number of shares outstanding was determined based on information provided in the Subscription Agreement.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.0001 per share, of EVO Transportation & Energy Services, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 8285 West Lake Pleasant Parkway, Peoria, AZ 85382.

Item 2.	Identity and Background.

(a)          This Statement is being filed jointly on behalf of Jerry Moyes and Vickie Moyes (together, the “Reporting Persons”).

(b)          The business address of the Reporting Persons is P.O. Box 1397, Tolleson, Arizona 85353.

(c)

Mr. Moyes

The principal occupation of Mr. Moyes is consultant. The principal business address of Mr. Moyes is P.O. Box 1397, Tolleson, Arizona 85353.

Mrs. Moyes

The principal occupation of Mrs. Moyes is homemaker.  Mrs. Moyes also is involved in civic and philanthropic commitments.  The principal business address of Mrs. Moyes is P.O. Box 1397, Tolleson, Arizona 85353.

(d) & (e) During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 2, 2018, Mr. Moyes and the Issuer entered into that certain Subscription Agreement (the “Subscription Agreement”), pursuant to which Mr. Moyes paid the aggregate purchase price of $2,500,000 to acquire 1,000,000 shares of Common Stock and 1,000,000 warrants to purchase one share of Common Stock at an exercise price of $2.50 per share.  The purchase price was paid with the personal funds of Mr. Moyes.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached hereto as Exhibit 99.1.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock, or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Common Stock of the Issuer.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The aggregate percentage of shares reported to be beneficially owned by the Reporting Persons is based upon 3,012,326 (1) shares of Common Stock outstanding, which is the total number of shares outstanding as of March, 2, 2018, as described in the Subscription Agreement.  The Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 2,000,000(2) shares of the Issuer's Common Stock, representing approximately 66.4%(3) of the issued and outstanding shares of Common Stock of the Issuer.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

________________

1.	Includes 2,012,326 shares of Common Stock outstanding and 1,000,000 shares of Common Stock underlying the Warrants.

2.	Includes 1,000,000 shares of Common Stock and 1,000,000 shares of Common Stock underlying the Warrants.

3.	The percentage indicated is based upon 3,012,326 shares of Common Stock outstanding as of March 2, 2018 and includes the 1,000,000 shares of Common Stock underlying the Warrants.

(c)          Transactions Effected During the Past Sixty Days:

The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

________________

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The Reporting Persons beneficially own 1,000,000 Warrants with an exercise price of $2.50 which expire on March 2, 2028.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Subscription Agreement dated March 2, 2018, by and between Jerry Moyes and the Issuer.

Exhibit 99.2	Joint Filing Agreement, dated March 12, 2018, by and between the Reporting Persons.

Exhibit 99.3	Power of Attorney of Jerry Moyes and Vickie Moyes.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

VICKIE MOYES, individually

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: March 12, 2018